Exhibit 99.1

Cipher Pharmaceuticals acquires assets of Melanovus Oncology Inc.

MISSISSAUGA, ON, Jan. 9, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced it has acquired the assets of Melanovus Oncology Inc. ("Melanovus"), a Hershey (Pennsylvania)-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers.

Founded in 2012, Melanovus acquired an exclusive global license to a library of compounds and related intellectual property from the Penn State Research Foundation. The compounds originate from work done by Dr. Gavin Robertson, professor of pharmacology, pathology, dermatology and surgery at Penn State University, and director of the Penn State Hershey Melanoma Center.

"The acquisition of these pre-clinical assets demonstrates our commitment to building a complete dermatology franchise and investing prudently in potentially transformative compounds," said Shawn O'Brien, President & Chief Executive Officer of Cipher. "Melanoma is the deadliest of the skin cancers and incidence rates have been rising for more than 30 years. We look forward to continuing the work of Dr. Robertson and his team, who have invested more than 12 years in the development of these promising compounds."

Melanovus' lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-raf resistant strains) in vitro as well as in early in vivo mouse studies. Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the U.S. Food and Drug Administration, Health Canada and other health authorities.  The plan for the development of the remaining compounds in the portfolio has not yet been established.

The transaction includes an upfront payment to Melanovus of US$500,000, as well as the payment of certain IP expenses related to patent prosecution and maintenance.

About Penn State Research Foundation

Formed in 1934 for the purpose of fostering the advancing scientific research, the Penn State Research Foundation is a nonprofit organization comprised of University faculty, alumni, Trustees and industry representatives that promotes patenting and commercial applications for Penn State's scientific and technical research. Penn State's research and development expenditures in fiscal 2013 totaled $813 million – a 48 percent increase in the past decade.

Penn State is a world-class public research university with a broad mission of teaching, research and public service. Ranked as one of the world's top universities, Penn State serves more than 98,000 students. Through its 24 campuses, which include a medical college, two law schools, an online World Campus and a school of graduate professional studies, Penn State also generates more than $17 billion in economic impact. For more information, visit http://stats.psu.edu/

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a growing specialty pharmaceutical company focused on dermatology. Cipher acquires products that fulfill high unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher's key product, a novel version of the acne medication isotretinoin, is marketed as Absoricaä in the U.S. and Epurisâ in Canada. Since the Company was founded in 2000, Cipher has achieved regulatory marketing approval in the U.S. and Canada for all three original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value. Cipher is building its dermatology franchise through product licensing and acquisitions.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, TMX Equicom, (416) 815-0700 ext 278, carmitage@tmxequicom.com; In the United States: Michael Moore, TMX Equicom, (858) 886-7813, mmoore@tmxequicom.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 09-JAN-15